Q3 2024 Earnings Presentation O c t o b e r 2 2 , 2 0 2 4

2 Forward-Looking and Non-GAAP Statements This presentation contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the voluntary takeover offer ("the Offer"); the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resource; the risk factors discussed in our proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (File No. 333-279438), on June 25, 2024, forming part of the Registration Statement on Form S-4, initially filed by us on May 15, 2024 and declared effective on June 25, 2024; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise. JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting. These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

3 Important Additional Information Important Notices This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this presentation is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark. Note to U.S. Shareholders It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act. Important Additional Information No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (File No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (“the FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

4 Third Quarter 2024 Results Key Takeaways ▪ Achieved another strong quarter with orders of $440M and a sustained backlog of nearly $700M ▪ As expected, delivered double-digit year-over-year (YoY) revenue and adjusted EBITDA growth ▪ YoY adjusted EBITDA margin increased 160 bps driven by higher volume, restructuring savings, and supply chain cost initiatives ▪ Beyond operational improvements, YoY income from continuing operations was positively impacted by net interest expense benefit; this was partially offset by a higher M&A costs and a higher tax rate ($ Millions Except EPS) Q3 2024 YoY vs. Q2 2024 Note: Figures may have immaterial differences due to rounding. (1) Non-GAAP figure. Please see appendix for reconciliation. Results from Continuing Operations Orders $440 10% 1% Backlog $698 1% 0% Revenue $454 12% 13% Income from Continuing Ops. $38 23% 24% Adjusted EBITDA (1) $82 23% 28% Adjusted EBITDA Margin 18.0% 160 bps 220 bps GAAP EPS $1.18 22% 24% Adjusted EPS (1) $1.50 35% 43%

5 Strong Orders Across Diverse End Markets Orders and Backlog Trend ($ Millions) $349 $432 $406 $445 $398 $418 $389 $437 $440 $662 $664 $678 $697 $689 $678 $664 $697 $698 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Orders Backlog Q3 2024 Revenue Breakdown 53% 47% 58%27% 10% 5% Recurring Non-Recurring North America EMEA Asia Pacific Central & South America Key Takeaways ▪ As expected, Q3 2024 orders included continued recovery in demand from global poultry customers ▪ Q3 2024 orders also demonstrated healthy demand in diverse end markets, including fruit and vegetables, pet food, pharmaceuticals, and warehouse automation ▪ Recurring revenue increased ~$10M YoY or approximately 5% ▪ Mix of non-recurring revenue is consistent with expectations of converting non-recurring projects in backlog to revenue in the back half of 2024 Note: Figures may have immaterial differences due to rounding.

6 Strong Balance Sheet to Support JBT Initiatives 0.5x 0.6x 0.6x 0.6x 0.4x 0.0x 0.5x 1.0x 1.5x 2.0x $0 $100 $200 $300 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Net Debt Leverage Ratio $ M il li o n s Net Debt and Leverage Ratio (1) Net Debt / TTM Adj. EBITDA from Continuing Operations (2) 0.4x YTD Free Cash Flow (2) $79M Key Metrics as of September 30, 2024 ▪ Outstanding total debt of ~$650M (as of September 30, 2024) is at low-cost, fixed rates ▪ Achieved excellent free cash flow in Q3 2024 driven by sequential improvements in earnings and working capital management ▪ Delivered strong TTM free cash flow conversion of $184M; continuing to expect a full year 2024 free cash flow conversion rate of greater than 100% Key Takeaways Note: TTM represents trailing twelve months actuals as of September 30, 2024. YTD represents year-to-date actuals as of September 30, 2024. Figures may have immaterial differences due to rounding. (1) Leverage ratio represents net debt to TTM adjusted EBITDA. (2) Non-GAAP figure. Please see appendix for reconciliation. (3) Financial liquidity is defined as cash plus borrowing capacity under our credit facilities as of September 30, 2024. TTM Free Cash Flow (2) $184M Financial Liquidity (3) ~$1.3B

7 Reiterating 2024 Outlook for Revenue, Adj. EBITDA, & Adj. EPS $ millions except EPS FY 2024 Guidance Revenue $1,715 – $1,750 Income from Continuing Operations $116 - $125 Adjusted EBITDA (1) $295 – $305 Adjusted EBITDA Margin 17.0 – 17.5% GAAP EPS $3.60 – $3.90 Adjusted EPS (1) $5.05 – $5.35 Free Cash Flow Conversion >100% Note: Figures may have immaterial differences due to rounding. (1) Non-GAAP figure. Please see appendix for reconciliation. Additional Full Year 2024 Guidance Details ▪ Net interest income is estimated to be $6 – $8M, which includes the bridge financing fees; tax rate is forecast to be 22 – 23%, which is prior to any discrete items ▪ Updated income from continuing operations guidance and GAAP EPS to reflect plan to settle all outstanding obligations of JBT’s fully funded pension plan through a combination of voluntary lump sum payments and the purchase of an annuity contract ▪ Full Year 2024 GAAP guidance includes the following estimates (not included in adj. EPS): ▪ Expecting pension expense of ~$34M; this is inclusive of ~$28 – $32M in Q4 2024 related to a non-cash, pre-tax charge for the voluntary lump sum settlements ▪ Estimating ~$40M in pre-closing M&A costs related to the combination with Marel ▪ $3 – $4M net interest expense impact from bridge financing costs ▪ $8 – $9M discrete tax benefit (which was realized in Q2) and restructuring costs of ~$1M

8 Appendix

9 Non-GAAP Financial Measures The non-GAAP financial measures presented in this report may differ from similarly-titled measures used by other companies. The non-GAAP financial measures are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP. ▪ EBITDA and Adjusted EBITDA: We define EBITDA as earnings before income taxes, interest expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA before restructuring, pension expense other than service cost, and M&A related costs. ▪ Adjusted income from continuing operations and Adjusted diluted earnings per share from continuing operations: We adjust earnings for restructuring expense, M&A related costs, which include integration costs and the amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy (“M&A related costs”), amortization of debt issuance costs related to bridge financing for potential M&A transactions, and impact on tax provision from remeasurement of deferred taxes for material tax rate changes and internal reorganizations. ▪ Free cash flow: We define free cash flow as cash provided by continuing operating activities, less capital expenditures, plus proceeds from sale of fixed assets and pension contributions. For free cash flow purposes, we consider contributions to pension plans to be more comparable to the payment of debt, and therefore exclude these contributions from the calculation of free cash flow.

10 Reconciliation of Income from Continuing Operations to Adjusted EBITDA (In millions) 2024 2023 2024 2023 Income from continuing operations 38.1$ 31.1$ 91.5$ 76.6$ Income tax provision 9.5 4.6 14.3 17.8 Interest (income) expense, net (1.8) 0.9 (6.2) 14.5 Depreciation and amortization 22.2 23.1 66.5 69.3 EBITDA from continuing operations 68.0 59.7 166.1 178.2 Restructuring related costs(1) (0.2) 6.4 1.1 9.7 Pension expense, other than service cost(2) 1.0 0.2 3.0 0.6 M&A related costs(3) 12.9 - 32.6 3.6 Adjusted EBITDA from continuing operations 81.7$ 66.3$ 202.8$ 192.1$ Total revenue 453.8$ 403.6$ 1,248.4$ 1,219.8$ Adjusted EBITDA % 18.0% 16.4% 16.2% 15.7% (3) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy. Three Months Ended September 30, Nine Months Ended September 30, (1) Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of our underlying business. (2) Pension expense, other than service cost is excluded as it represents all non service-related pension expense, which consists of non-cash interest cost, expected return on plan assets and amortization of actuarial gains and losses.

11 Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share (In millions, except per share data) 2024 2023 2024 2023 Income from continuing operations 38.1$ 31.1$ 91.5$ 76.6$ Non-GAAP adjustments Restructuring related costs (0.2) 6.4 1.1 9.7 M&A related costs 12.9 - 32.6 3.6 Amortization of bridge financing debt issuance cost 1.2 - 2.4 - Impact on tax provision from Non-GAAP adjustments (3.6) (1.9) (9.3) (4.2) Deferred tax benefit related to an internal reorganization - - (8.8) - Adjusted income from continuing operations 48.4$ 35.6$ 109.5$ 85.7$ Income from continuing operations 38.1$ 31.1$ 91.5$ 76.6$ Total shares and dilutive securities 32.2 32.2 32.2 32.1 Diluted earnings per share from continuing operations $ 1.18 $ 0.97 $ 2.84 $ 2.39 Adjusted income from continuing operations 48.4$ 35.6$ 109.5$ 85.7$ Total shares and dilutive securities 32.2 32.2 32.2 32.1 Adjusted diluted earnings per share from continuing operations $ 1.50 $ 1.11 $ 3.40 $ 2.67 Three Months Ended September 30, Nine Months Ended September 30,

12 Reconciliation of Cash Provided by Operating Activities to Free Cash Flow (In millions) YTD TTM Cash provided by operating activities $ 103.9 $ 82.5 Less: Capital expenditures 27.9 36.8 Plus: Proceeds from disposal of assets 0.9 1.8 Plus: Pension contributions 2.3 3.2 Plus: income taxes on gain from sale of AeroTech - 133.2 Free cash flow $ 79.2 $ 183.9 Income from continuing operations $ 91.5 $ 144.2 Free cash flow % 87% 128% Q3 2024

13 Leverage Ratio Calculations (In millions) Q3 2024 Total debt 648.3$ Cash and marketable securities (534.5) Net debt 113.8 Other items considered debt under the credit agreement 15.6 Consolidated total indebtedness(1) 129.4$ Trailing twelve months Adjusted EBITDA from continuing operations 283.8$ Other adjustments net to earnings under the credit agreement 4.9 Consolidated EBITDA(1) 288.7$ Bank total net leverage ratio (Consolidated Total Indebtedness / Consolidated EBITDA) 0.5x Total net debt to trailing twelve months Adjusted EBITDA from continuing operations 0.4x (1) As defined in the credit agreement.

14 Recurring vs. Non-recurring Revenue QTD YTD Type of Good or Service Recurring(1) 213.1$ 613.7$ Non-recurring(1) 240.7 634.7 Total 453.8$ 1,248.4$ % of recurring 47% 49% (1) Aftermarket parts and services and revenue from lease and long-term service contracts are considered recurring revenue. Non-recurring revenue includes new equipment and installation. As of September 30, 2024

15 Reconciliation of Diluted Earnings Per Share from Continuing Operations to Adjusted Diluted Earnings Per Share Guidance Guidance (In cents) Full Year 2024 Diluted earnings per share from continuing operations $3.60 - $3.90 Non-GAAP adjustments: Restructuring related costs(1) 0.03 M&A related costs(2) 1.24 Bridge financing fees and related costs(3) 0.11 Recognition of non-cash pension plan related settlement costs (4) 0.90 Impact on tax provision from Non-GAAP adjustments(5)(6) (0.56) Deferred tax benefit related to an internal reorganization (7) (0.27) Adjusted diluted earnings per share from continuing operations $5.05 - $5.35 (7) Deferred tax benefit related to an internal reorganization is estimated to be $8 - 9 million for the full year 2024. The mid- point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (2) M&A related costs is estimated to be approximately $40 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (3) Bridge financing fees and related costs are estimated to be $3 - 4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (1) Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share. (5) Impact on tax provision related to restructuring costs, M&A costs, and bridge financing fees was calculated using the Company's effective tax rate of approximately 22-23%. (6) Impact on tax provision related to the non-cash pension plan voluntary lump sum settlement costs was calculated using the effective rate for our pension of 25.6%. (4) Pension expense, other than service cost is estimated to be approximately $34 million for the full year 2024. This is inclusive of $28 - $32 million in a non-cash, pre-tax charge related to the voluntary lump sum settlement payments, which will be incurred in the fourth quarter of 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

16 Reconciliation of Income from Continuing Operations to Adjusted EBITDA Guidance Guidance (In millions) Full Year 2024 Income from continuing operations $116.0 - $125.0 Income tax provision 20.0 - 23.0 Interest income, net (6.0 - 8.0) Depreciation and amortization ~90.0 EBITDA from continuing operations 220.0 - 230.0 Restructuring related costs ~1.0 Pension expense, other than service cost ~34.0 M&A related costs ~40.0 Adjusted EBITDA from continuing operations $295.0 - $305.0